UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25	SEC File Number 001-33365

NOTIFICATION OF LATE FILING	CUSIP Number 90328S

(Check one):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☒	Form 10-Q	☐	Form 10-D	☐	Form N-SAR
	☐	Form N-CSR
	For Period Ended:			December 31, 2018
	☐	Transition Report on Form 10-K
	☐	Transition Report on Form 20-F
	☐	Transition Report on Form 11-K
	☐	Transition Report on Form 10-Q
	☐	Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

USA TECHNOLOGIES, INC.
Full Name of Registrant

Former Name if Applicable

100 Deerfield Lane, Suite 300
Address of Principal Executive Office (Street and Number)

Malvern, PA 19355
City, State and Zip Code

PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

USA Technologies, Inc. (the “Company”) is unable to file, without unreasonable effort or expense, its Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2018 (the “Form 10-Q”) within the prescribed time period.

As previously reported in the Company’s Current Report on Form 8-K dated February 6, 2019,  on February 4, 2019, the Board of Directors (the “Board”) of the Company, upon the recommendation of the Audit Committee of the Board (the “Audit Committee”) and following discussions with management, determined that the following financial statements previously issued by the Company should no longer be relied upon: (1) the audited consolidated financial statements for the fiscal year ended June 30, 2017, and (2) the quarterly and year-to-date unaudited consolidated financial statements for September 30, 2017, December 31, 2017, and March 31, 2018. The Board also determined that management’s report on the effectiveness of internal control over financial reporting as of June 30, 2017 should no longer be relied upon. The Company anticipates that it will file the restated financial statements for the affected fiscal periods as soon as practicable.

As previously reported in the Company’s Current Report on Form 8-K dated January 13, 2019, the Audit Committee has substantially completed its internal investigation which focused principally on certain customer transactions entered into by the Company during fiscal years 2017 and 2018. The determination of the Board to restate the above-referenced financial statements was based upon the adjustments to the previously reported revenues proposed by the Audit Committee and its advisers. As previously reported, on a net basis, the proposed aggregate reduction to previously reported revenues during the fiscal quarters in question is not expected to exceed $5.5 million. In most cases, revenues that had been recognized prematurely were, or are expected to be, recognized in subsequent quarters, including quarters subsequent to the quarters impacted by the investigative findings. The investigation further found that certain items that had been recorded as expenses, such as the payment of marketing or servicing fees, were more appropriately treated as contra-revenue items in earlier fiscal quarters.

Further, as previously reported in the Company’s Current Report on Form 8-K dated February 6, 2019, RSM US LLP (“RSM”) notified the Audit Committee on February 1, 2019 of its resignation as the Company’s independent registered public accounting firm. The Audit Committee is currently seeking a new independent registered public accounting firm and intends to engage such firm as soon as practicable. As reported in the February 6, 2019 Form 8-K, RSM also indicated that reliance should not be placed on: (i) the Report of Independent Public Accounting Firm dated August 22, 2017 relating to the Company’s internal control over financial reporting and consolidated financial statements for the year ended June 30, 2017, and (ii) the completed interim reviews for the periods ended March 31, 2018.

As a result of these events and related matters, the Company will not be in a position to file the Form 10-Q by the prescribed due date or within the five calendar-day extension period provided by Rule 12b-25(b). As previously reported, the Company has not been in a position to file the Annual Report on Form 10-K for the fiscal year ended June 30, 2018 or the Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2018 (collectively, together with the Form 10-Q, the “Unfiled Reports”).

The Company is also working diligently to complete and file the Unfiled Reports as soon as practicable. The Company will not be in a position to file the Unfiled Reports until, among other things, the Company identifies and engages a new independent registered public accounting firm and the Company’s new auditor issues an audit report on the Company’s internal control over financial reporting and consolidated financial statements for the fiscal years ended June 30, 2017 and June 30, 2018, and completes interim reviews for the fiscal quarters ended September 30, 2017, December 31, 2017, March 31, 2018, September 30, 2018, and December 31, 2018.

Other matters

On September 11, 2018, a purported shareholder, Stephane Gouet, filed a purported class action complaint against the Company, its chief executive officer and its then chief financial officer in the United States District Court for the District of New Jersey alleging violations of the Securities Exchange Act of 1934. The alleged class members are those who purchased securities of the Company from November 9, 2017 through September 11, 2018. The complaint alleges, among other things, that the defendants disseminated false statements and failed to disclose material facts during the class period. On September 13, 2018, another purported shareholder, David Gray, and on October 3, 2018, another purported shareholder, Anthony E. Phillips, each filed a purported class action complaint in the United States District Court for the District of New Jersey. These complaints contain substantially the same factual allegations and legal claims and are against the same defendants as the original complaint. On December 19, 2018, the court consolidated the three actions and appointed a lead plaintiff. On January 22, 2019, the court approved a stipulation agreed to by the parties for the filing of an amended complaint which has not been filed as of the date hereof. On January 22, 2019, the Company and its chief executive officer filed a motion to transfer the consolidated actions to the United States District Court for the Eastern District of Pennsylvania. On February 5, 2019, the lead plaintiff filed its opposition to the motion to transfer. The court has not yet ruled on the motion to transfer. The Company intends to vigorously defend these actions.

By letters dated October 12 and 18, 2018, two purported shareholders of the Company demanded that the Board investigate and commence proceedings against certain of the Company’s officers and directors to remedy purported breaches of fiduciary duties. The letters alleged that the breaches of fiduciary duty consisted of, among other things, making or causing the Company to make false and misleading statements that failed to timely disclose the contractual arrangements being investigated by the Audit Committee as well as the failure to maintain effective internal control over financial reporting. In response to the demand letters, and in accordance with Pennsylvania law, on January 21, 2019, the Board of Directors formed a special litigation committee consisting of Joel Brooks and William J. Reilly, Jr., in order to, among other things, investigate and evaluate the demand letters.

PART IV - OTHER INFORMATION

1.	Name and telephone number of person to contact in regard to this notification

Stephen P. Herbert, Chief Executive Officer	610	989-0340
(Name)	(Area Code)	(Telephone Number)

2.
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

Yes  ☐          No   ☒

If answer is no, identify report(s).

•	Annual Report on Form 10-K for the fiscal year ended June 30, 2018, and
•	Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2018.

3.
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes  ☒           No  ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the reasons set forth above, the Company is unable to provide a reasonable estimate of its results of operations for the fiscal quarter ended December 31, 2018, and is not able to provide a quantitative description of changes in its results of operations between current and prior periods.

As of December 31, 2018, the Company had cash and cash equivalents of approximately $63 million.

During the six months ended December 31, 2018, the Company incurred approximately $11.9 million of selling, general and administrative expenses attributable to the professional fees and related expenses associated with the Audit Committee’s internal investigation, of which approximately $7.7 million of such expenses were incurred during the fiscal quarter ended December 31, 2018.

Forward-looking Statements:

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: All statements other than statements of historical fact included in this Form 12b-25 are forward-looking statements. When used in this Form 12b-25, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” and similar expressions, as they relate to the Company or its management, identify forward looking statements. Such forward-looking statements are based on the beliefs of the Company’s management, as well as assumptions made by and information currently available to the Company’s management. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors, including but not limited to, the ability to, as well as the ability to timely, engage a new independent registered public accounting firm; the ability to complete the restatement of the affected financial statements and address any material weaknesses; the timing of completion of necessary restatements, interim reviews and audits by the new independent registered public accounting firm; risks relating to the substantial costs and diversion of personnel’s attention and resources deployed to address the restatement of the affected financial statements and internal control matters; the costs and expenses relating to the Audit Committee’s internal investigation; the impact of the internal investigation on the Company, its management and operations; the risk of litigation or regulatory action arising from the internal investigation and its findings, from the failure to timely file the Unfiled Reports, from the resignation of RSM, or from the restatement of the affected financial statements; the subsequent discovery of additional adjustments to the Company’s previously issued financial statements; the ability of the Company to regain and maintain compliance with Nasdaq’s continued listing requirements; the timing of the review by, and the conclusions of, the Company’s new independent auditor regarding the investigation and its impact on the financial statements;  possible default by the Company under its credit facility; the ability of the Company to remediate any material weaknesses in internal control over financial reporting; potential reputational damage that the Company may suffer as a result of the matters under investigation, the resignation of RSM or the restatement of the affected financial statements; the impact of the internal investigation, the resignation of RSM, and the restatement of the affected financial statements on the value of the Company’s common and preferred stock; the ability of the Company to successfully defend itself, and the possibility of unfavorable outcomes, in the class action and shareholder demands for derivative action; the impact of the pending class action and shareholder demands for derivative action on the Company’s business, reputation, results of operations and financial condition; and the risk that the filing of the Unfiled Reports or the restatement of the affected financial statements will take longer than anticipated. Readers are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statement made by us speaks only as of the date of this Form 12b-25. Unless required by law, the Company does not undertake to release publicly any revisions to these forward-looking statements to reflect future events or circumstances or to reflect the occurrence of unanticipated events.

USA Technologies, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized

Date:	February 11, 2019	By:	/s/ Stephen P. Herbert
Stephen P. Herbert, Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).